

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

October 27, 2009

Via U.S. Mail

Helen Xiao Duan
Chief Executive Officer
China Cattle Holding Corporation
The NorthEast Corner of Fengqing Park
South Taoyuan Road
Xi'an City, Shaanxi Province 710077
People's Republic of China

> **Re: China Cattle Holding Corporation
> Amendment No. 1 to Registration Statement on Form 10
> Filed October 8, 2009
> File No. 000-53777**

Dear Ms. Duan:

        We have reviewed your responses to the comments in our letter dated September 24, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing. Please note that the Form 10 went effective by lapse of time 60 days after its original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. You are now subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

General

1. We note your revisions in response to our prior comment number 5; however, we continue to believe that your disclosure contains considerable marketing language. For example, you refer to your "environmentally-sound" enterprise; to

"attractive" cartons; to "superior" processing equipment; to your "high-end" beef products; and to the Chinese cattle industry regarding Mr. Linsen Zan as "the leading expert in Chinese yellow cattle." Please revise your disclosure throughout to remove such language.

Item 1. Business, page 3

2. Please provide us with third party support for your claim that Qinchuan cattle are recognized by the PRC government as the "top 'yellow cattle' breed in China."

Our Products, page 5

3. Revise further to explain whether you have facilities where you process cattle further or if you only sell live cattle. In this regard, explain whether your cooked beef products are produced by you from your fattened cattle or if you buy meat from a third party. We note in this regard your disclosure in the first paragraph of page 7. Please revise to provide an update of the status of these negotiations and to provide an estimate of the costs that you will incur to complete the anticipated facility.

4. Your description of Cassou as "the leading brand in frozen semen equipment" is unsubstantiated. Please provide a factual basis for this description or revise.

Cooked beef products, page 9

5. Your statement that there is an "increasing demand amongst the growing middle class in China" for your cooked beef products is unsubstantiated, even in light of the 2008 data provided. Please provide a factual basis for this statement or revise.

Liquidity and Capital Resources, page 25

6. We note your added disclosure in response to previous comment number 23. From disclosure in note 11 (page F-17), the amount of loans outstanding ($1,748,773) and current portion ($748,013) as disclosed in your financial statements is not consistent with the amounts you stated in this section. In addition, it appears that the $141,713 and $73,048 loans from Farmers and Red Sun, respectively, have been omitted from the disclosure herein. Furthermore, there is no mention of the long-term payable loans or related party loans which in accordance to our comments below should be classified as current liabilities. Please clarify for consistency with your financial statements and revise your disclosure accordingly to include all loans.

Government Support – page F-11

7. We note your response to previous comment number 44 with your revised disclosure that no significant subsidies have been granted to the company. However, the disclosure in the penultimate paragraph of "Government Support for the Beef Industry in China" (page 5) indicates that you have received $1.9 million of subsidies which appears material to your consolidated financial statements.   Therefore, please revise your note 2 disclosures to set forth the total amount of subsidies received to date and the respective amounts recognized in each of the two fiscal years as revenues (i.e subsidy income) included in the consolidated financial statements.

Note 11-Long-Term Payables, page F-18

8. We note your response to previous comment number 44.   In accordance with the guidance in paragraph 7 of Section A (Current Assets and Liabilities) of Chapter 3 - Working Capital in ARB43, the current liability classification is intended to include obligations that by their terms, are due on demand, even though liquidation may not be expected within one year from the balance sheet date. Based on the fact that the company does not have formal written commitments from the respective lenders that repayment will not be demanded for at least one year from June 30, 2009, please classify these obligations as current liabilities in your consolidated financial statements.   Although these obligations are classified as current liabilities with similar treatment in the maturities table, please note that we will not object to additional disclosure in the notes of management's belief, based upon oral discussions with the lenders, that no demand for repayment will be made prior to June 30, 2010. Please revise your financial statements, notes to the financial statements, and MD&A accordingly.

Note 10 – Loans Payable, page F-17
Note 11-Long-Term Payables, page F-18

9. We note your revisions in response to previous comment number 45. Please revise your notes to comply with the proper classification of debt based on the above-noted comment.

10. We note your revised disclosure in response to previous comment number 46. Please revise as necessary your fair value calculations assuming the debt is due within one year based on its classification as a current liability. We would also not object to additional disclosure that provides the fair value based on management's belief of the expected payment date.   Please revise accordingly.

Note 13- Related Party Transactions

11. We note your revision to the charts so as to eliminate the term "business associate." Please revise the accompanying subsequent paragraph to avoid using the term there also.

Note 13-Related Party Transactions, page F-17

12. We note your added disclosures and response to previous comment number 50. As these related party payable are due on demand, they should be classified as current pursuant to paragraph 7 of Section A (Current Assets and Liabilities) of Chapter 3 - Working Capital in ARB43, even though liquidation may not be expected within one year from the balance sheet date. Although these obligations are classified as current liabilities with similar treatment in the maturities table, please note that we will not object to additional disclosure in the notes of management's belief that no demand for repayment will be made prior to June 30, 2010.   Please revise your financial statements and notes accordingly.

13. Furthermore, as indicated previously, please also revise your disclosure regarding the fair value of these payables, assuming interest rates comparable to similar non-related party instruments due within 1 year based on its classification as a current liability. We would also not object to additional disclosure that provides the fair value based on management's belief of the expected payment date. Please revise accordingly.
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14. We note your response to previous comment number 51. Please add disclosure to indicate that they encompass long term receivables.

Subsequent Events

15. In accordance with the guidance in SFAS No.165 effective for annual periods ending after June 15, 2009, please include a note to the financial statements for the disclosures required by this authoritative accounting standard with respect to subsequent- events accounting and disclosure.   Please specifically address the date through which you evaluated subsequent events and the basis for selecting that date.   Please revise accordingly.

Other

16. Please note that upon effectiveness, periodic reports such as Forms 10-Q and 10-K are required with updated financial statements.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Helen Xiao Duan
October 27, 2009
Page 6

You may contact Effie Simpson at (202) 551-3346 or Joseph Foti at (202) 551-3817 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3521 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Barbara A. Jones, Esq. (*via facsimile*)
       McDermott Will & Emery LLP
       (617) 535-3800